5/1/02

02036521

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2002 Commission File Number: 0-20235

NORTH AMERICAN PALLADIUM LTD.

(Name of Registrant)

130 Adelaide Street West
Suite 2116
Toronto, Ontario
Canada M5H 3P5

(Address of Principal Executive Offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

Indicate by checkmark whether the registrant, by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ Assigned File No. ____________ No ☒

If "Yes" is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Exhibit Index begins on page 3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN PALLADIUM LTD.

Date: May 15, 2002

By: Mary Batoff

Title: Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit	Page
1	Notice of Annual and Special Meeting	4
2	Management Proxy Circular dated April 18, 2002	6
3	Form of Proxy	25
4	Confirmation of Mailing to Shareholders	28

EXHIBIT 1

North American Palladium Ltd.

Notice of Annual and Special Meeting of Shareholders
June 6, 2002

Notice is hereby given that the annual and special meeting of shareholders (the "Meeting") of North American Palladium Ltd. ("NAP" or the "Corporation") will be held at the St. Andrews Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario, Canada on Thursday June 6, 2002, at 9:30 a.m. (local time) for the following purposes:

1. to receive the Audited Consolidated Financial Statements of the Corporation for the year ended December 31, 2001 and the report of the Auditors thereon;

2. to elect directors of the Corporation for the ensuing year;

3. to consider and, if thought fit, approve the appointment of Ernst & Young LLP, Chartered Accountants, as the Auditors for the Corporation and to authorize the directors of the Corporation to fix their remuneration;

4. to consider and, if thought fit, to pass, with or without variation, a resolution, approving certain amendments to the Stock Option Plan (the "Stock Option Plan") of the Corporation to provide for a 30-day period to exercise an option following the date certain optionees cease to be eligible under the Stock Option Plan, all as more particularly described in the accompanying Proxy Circular;

5. to consider and, if thought fit, to pass, with or without variation, a resolution, approving certain amendments to the General By-law of the Corporation to reduce the number of resident Canadian directors required to be on the Board and remove the requirement to have a majority of resident Canadian directors on a committee of the Board, all as more particularly described in the accompanying Proxy Circular; and

6. to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

A copy of the Annual Report including the 2001 Audited Consolidated Financial Statements to be submitted to the Meeting, together with the Management Proxy Circular and form of Proxy with respect to matters to be dealt with at the Meeting, are included herewith.

By resolution of the Board of Directors of the Corporation, shareholders of record at the close of business on April 26, 2002, will be entitled to notice of and to vote at the Meeting in person or by proxy.

DATED at Toronto, Ontario as of the 18th day of April, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

"Michael P. Amsden" (signed)

Michael P. Amsden
Chairman

Note: Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the enclosed form of proxy. All forms of proxy must be deposited with Computershare Trust Company of Canada no later than 5 pm (local time) on the day preceding the Meeting or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law.

EXHIBIT 2

NORTH AMERICAN PALLADIUM LTD.

MANAGEMENT PROXY CIRCULAR

This management proxy circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of North American Palladium Ltd. ("NAP" or the "Corporation") to be used at the Annual and Special Meeting (the "Meeting") of the Corporation to be held at the time, place and for the purposes indicated in the enclosed Notice of Annual and Special Meeting (the "Notice") and any adjournment thereof. This solicitation of proxies will be done by primarily by mail but proxies may also be solicited personally, by facsimile or by telephone by officers, directors or regular employees of the Corporation. The cost of the solicitation will be borne by the Corporation.

Shareholders unable to attend the Meeting in person are requested to complete the enclosed proxy form and to forward it to Computershare Trust Company of Canada, 100 University Avenue, 11th Floor, Toronto, Ontario, M5J 2Y1. If the Shareholder is a corporation, an officer's signature on the said proxy form must be duly authorized in writing.

REVOCATION OF PROXY

A Shareholder executing the enclosed form of proxy has the right to revoke the proxy by instrument in writing executed by the Shareholder or his or her agent duly authorized in writing or, if the Shareholder is a corporation, by an officer thereof duly authorized in writing, and deposited at the executive office of the Corporation in Toronto or with Computershare Trust Company of Canada, 100 University Avenue, 11th Floor, Toronto, Ontario, M5J 2Y1 no later than June 5, 2002 or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law.

APPOINTMENT OF PROXIES

The persons appointed in the enclosed proxy form are Officers and/or Directors of the Corporation. A Shareholder has the right to appoint a person to represent him or her at the Meeting other than the persons whose names appear as proxies on the enclosed proxy form by striking out the names printed on the proxy form and inserting the name of the proxy of his or her own choice in the space provided for this purpose on the proxy form. A person appointed as proxy need not be a Shareholder of the Corporation.

USE OF DISCRETIONARY POWER CONFERRED BY PROXY

The common shares represented by the enclosed proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions. **In the absence of such direction, such common shares will be voted FOR the resolutions referred to in the form of proxy.**

If any amendment or variation to the matters identified in the Notice is proposed at the Meeting or any adjournment thereof, or if any other matters properly come before the Meeting or any adjournment thereof, the enclosed proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the appointed proxyholder. At the time of printing this Circular, Management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

At the date hereof, to the knowledge of the Management of the Corporation, no person has any interest by way of beneficial ownership of securities or otherwise, in any matter to be acted upon, with the exception of the proposed amendment to the Stock Option Plan, Item No. 4 of the Notice.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The holders (the "Shareholders") of common shares of the Corporation (the "Common Shares") whose names appear on the list of shareholders prepared as of the close of business, Toronto time, on April 26, 2002 (the "Record Date") will be entitled to vote at the Meeting and any adjournment thereof if present or represented by proxy thereat. The transferee of Common Shares acquired after the Record Date is entitled to vote those shares at the Meeting and at any adjournment thereof if he or she produces properly endorsed share certificates for such Common Shares or if he or she otherwise establishes ownership of the Common Shares and demands, not later than ten days before the Meeting, that his or her name be included on the list of Shareholders entitled to receive the Notice. The list of Shareholders will be available for inspection during usual business hours at the offices of the Corporation in Toronto, Ontario.

At the close of business on April 1, 2002, there were 50,478,583 Common Shares. Each Common Share entitles its duly registered holder to one vote.

As at April 1, 2002, Kaiser-Francis Oil Company ("KFOC") holds 26,080,319 Common Shares or 51.7% of the Common Shares outstanding. To the knowledge of the directors and officers of the Corporation, no other person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to the voting securities of the Corporation.

KFOC is a wholly-owned subsidiary of GBK Corporation, which in turn is owned by George B. Kaiser of Tulsa, Oklahoma and members of his family. Mr. Steven R. Berlin, a director of the Corporation, is the Vice President and Chief Financial Officer of KFOC and its representative on the Board of Directors.

ELECTION OF DIRECTORS (Item No. 2 of the Notice)

The business of the Corporation is managed by a Board of Directors composed of a minimum of one (1) and a maximum of ten (10) directors, the number of which may be fixed from time to time by the directors. At the Meeting, Shareholders will be asked to elect seven (7) directors for the ensuing year. The term of office of each Director elected at the Meeting will end at the date of the next annual meeting following his election or nomination or at the date of the election or nomination of his successor unless he resigns or his office becomes vacant through death or any other reason in accordance with the by-laws of the Corporation. Management has been informed that each of such nominees would be willing to serve as a director if elected, however in the event of any deficiencies among such nominees occasioned by death or any other unexpected occurrence, proxies will be voted in favour of the remaining nominees and for such other substitute nominee as the Board of Directors may designate.

The Board of Directors and Management recommends a vote FOR the election of the individuals nominated by Management as Directors of the Corporation. It is intended that the Common Shares represented by proxies solicited hereby, unless otherwise indicated will be voted in favour of the election of the individuals nominated by the Board of Directors and Management as Directors of the Corporation.

The following table sets forth the names of the nominees, their position with the Corporation, the dates upon which they became Directors of the Corporation and the number of Common Shares beneficially owned, directly or indirectly, or over which control or discretion is exercised by each them as of April 1, 2002:

Name and Office Held With the Corporation	Principal Occupation	Director Since	Number of Shares Beneficially Owned Directly or Indirectly or Controlled
Michael P. Amsden(1) Chairman Oakville, Ontario	Retired senior mining executive, P.Eng.	April 19, 1995	10,700
Steven R. Berlin(1) Director Tulsa, Oklahoma	Vice President and Chief Financial Officer Kaiser-Francis Oil Company and Chief Financial Officer and Treasurer PetroCorp Incorporated	February 20, 2001	5,000
Louis J. Fox Vice Chairman Fort Lauderdale, Florida	Private Businessman; Consultant	June 27, 2000	5,000
A.M. (Sandy) Laird Director Vancouver, British Columbia	Mining Industry Consultant	June 27, 2000	1,000
Keith C. Minty President, CEO & Director Thunder Bay, Ontario	Officer of the Corporation, P.Eng.	January 8, 1998	100,418
Walter R. Ranta(1) Director Thunder Bay, Ontario	Businessman	May 22, 1997	28
Richard H. Sutcliffe Director Ancaster, Ontario	President & CEO Patricia Mining Corp. and URSA Major Minerals Inc.	January 19, 1999	6,000

(1) The *Canada Business Corporations Act* requires that Corporations which offer securities to the public to have an Audit Committee. The Audit Committee is comprised of Messrs. Amsden, Berlin and Ranta.

Mr. Berlin is a nominee supported by KFOC which intends to vote the NAP Common Shares which it owns in favour of his re-election as a director.

The information with respect to the NAP Common Shares beneficially owned, directly or indirectly, or controlled or directed has been furnished by the respective directors individually.

EXECUTIVE COMPENSATION

The following table sets forth information concerning compensation earned during the fiscal years ended December 31, 1999, 2000 and 2001 by Keith C. Minty, the President and Chief Executive Officer, the compensation earned during the fiscal years ended December 31, 2000 and 2001 by George D. Faught, the Vice President, Finance and Chief Financial Officer and Joseph Hettinger, the Mill Superintendent and the compensation earned during the fiscal year ended December 31, 2001 by Stephen R. Stine, Vice President and General Manager, Nick J. Nikolakakis, Treasurer and Michael C. Thompson, Manager Administration. Messrs. Minty, Faught, Stine, Hettinger, Nikolakakis and Thompson are the only "Named Executive Officers" of the Corporation, as that term is defined by applicable securities legislation, for the fiscal year ended December 31, 2001.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SAR Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Keith C. Minty President & CEO	2001 2000 1999	296,154 240,300 180,000	Nil 77,000(1) 45,000(4)	25,786(2) 23,632(2) 16,495(2)	Nil 67,100 132,900	Nil Nil Nil	Nil Nil Nil	1,257,594(3) 1,190,850(3) Nil
George D. Faught VP Finance & CFO	2001 2000	203,846 152,500	Nil 50,000(1)	5,054 4,731	21,900 75,000	Nil Nil	Nil Nil	617,500(3) Nil
Stephen R. Stine(5) VP and Gen. Manager	2001	198,434	Nil	9,645	Nil	Nil	Nil	Nil
Joseph Hettinger(6) Mill Superintendent	2001 2000	131,622 115,200	8,445 Nil	39,167 4,120	Nil 25,500	Nil Nil	Nil Nil	61,163(7) 114,068(3)
Nick J. Nikolakakis Treasurer	2001	121,385	Nil	4,610	6,600	Nil	Nil	Nil
Michael C. Thompson Manager Administration	2001	108,162	3,500	5,054	Nil	Nil	Nil	Nil

(1) Bonus for performance in 2000 and paid in 2001.

(2) Includes imputed interest benefit from a Housing Loan, described below, as computed in accordance with the *Income Tax Act* (Canada). The benefit for 1999, 2000 and 2001 was $2,327, $3,600 and $2,559, respectively.

(3) Income from the exercise of stock options.

(4) Bonus for performance in 1999 and paid in 2000.

(5) The compensation disclosed is not for a full year, Mr. Stine's engagement with the Corporation ended November 30, 2001.

(6) Mr. Hettinger's employment with the Corporation ended November 21, 2001.

(7) Amount paid in connection with relocation of Mr. Hettinger to Thunder Bay, Ontario.

Page 10 of 29

OPTIONS GRANTED DURING THE LAST FINANCIAL YEAR

The following table set forth the options to purchase securities of the Corporation granted during the fiscal year ended December 31, 2001 to the Named Executive Officers of the Corporation.

Name	Securities Under Options Granted (#)	% of Total Options Granted in the Fiscal Year 643,000[1]	Exercise Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/security)	Expiration Date
George D. Faught VP Finance & CFO	21,900	3	7.89	7.89	December 2009
Nick J. Nikolakakis Treasurer	6,600	1	7.89	7.89	December 2009

(1) The percentages are based on the number of Common Shares issuable on exercise of all options granted in 2001 to directors, officers, employees and consultants (643,000 shares). The number of Common Shares issuable on exercise of all options granted in 2001 to employees is 598,000 shares.

AGGREGATED OPTION EXERCISES DURING THE LAST FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

The following table sets forth certain information regarding options to purchase Common Shares of the Corporation by the Named Executive Officers outstanding as at December 31, 2001 and exercised during the year ended December 31, 2001.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2001 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-money Options at Dec. 31, 2001[1]($) Exercisable/ Unexercisable
Keith C. Minty President & CEO	89,700	1,257,594	77,633/22,367	310,262/23,038
George D. Faught VP Finance & CFO	50,000	617,500	75,000/46,900	201,000/59,476
Stephen R. Stine VP & Gen. Manager	Nil	Nil	Nil	Nil/Nil
Joseph Hettinger Mill Superintendent	Nil	Nil	17,000/8,500	Nil/Nil
Nick J. Nikolakakis Treasurer	Nil	Nil	33,333/23,267	Nil/10,164
Michael C. Thompson Manager Administration	Nil	Nil	26,667/13,333	1,257/628

(1) On December 31, 2001 the closing price of the Common Shares of NAP as reported by The Toronto Stock Exchange was $9.43 per share.

SHARE INCENTIVE PLANS

The Corporation has two share incentive plans, an RRSP plan (the "1995 Group RRSP Share Issuance Plan" or the "RRSP Plan") and a stock option plan (the "Stock Option Plan").

The purpose of the RRSP Plan and the Stock Option Plan is to attract, retain and motivate persons of training, experience and leadership as key service providers to the Corporation and its subsidiaries and to advance the interests of the Corporation by providing such persons with the opportunity to acquire an increased proprietary interest in the Corporation.

Employees of the Corporation are entitled to participate in the RRSP Plan. The employees may make contributions to the RRSP Plan and the Corporation makes matching payments on behalf of the employees in Common Shares issued from treasury. The price per share is based on the simple average of the high and low price for the five days preceding the last day of the calendar quarter. The maximum number of Common Shares reserved for issue under the RRSP Plan is 1,000,000 and as of the date hereof, 597,901 Common Shares have been issued.

Directors, officers, employees, service providers and insiders (as such terms are defined in the *Securities Act* (Ontario)) are eligible to be granted stock options under the Stock Option Plan. The Stock Option Plan is administered by the Compensation Committee. The term of an option granted under the Stock Option Plan may not exceed 10 years. The exercise price of an option may not be less than the closing price of the Common Shares on The Toronto Stock Exchange on the trading day immediately preceding the date of grant. An option is personal to the optionee and may not be assigned.

The maximum number of shares that may be reserved for issue and issued under the Stock Option Plan is 2.7 million Common Shares representing approximately 5.3% of the number of Common Shares currently issued and outstanding. As of the date hereof, options have been exercised to acquire 980,561 Common Shares, leaving a capacity of 1,719,439 Common Shares available for issuance under the Stock Option Plan. Currently options to acquire 1,228,945 Common Shares are outstanding. Common Shares that are subject to options which lapse or expire become available under the Stock Option Plan. The Corporation does not provide financial assistance to optionees to facilitate the purchase of Common Shares under the Stock Option Plan.

During the financial year ended December 31, 2001, options were granted to acquire 643,000 Common Shares. Of such options, options to purchase an aggregate of 73,500 Common Shares were granted to Directors and Named Executive Officers. During the financial year ended December 31, 2001, 375,355 Common Shares were issued on exercise of stock options.

The following table sets forth certain information regarding the options granted to directors, officers and employees that are outstanding as of the date hereof.

Position	Securities Under Options Granted (#)	Exercise Price ($/Security)	Expiration Date
Non-executive Directors	13,756	$1.40	June 2002
	71,400	$9.30	July 2005
	45,000	$7.89	December 2009
Executive Director	32,900	$1.40	June 2002
	67,100	$8.40	March 2005
Officers	25,000	$3.45	November 2002
	75,000	$8.40	March 2005
	43,500	$9.30	July 2005
	25,500	$13.90	December 2005
	50,000	$12.80	December 2005
	65,500	$13.55	June 2006
	28,500	$7.89	December 2009
Employees	51,973	$9.40	March 2005
	21,729	$9.30	July 2005
	36,250	$12.25	August 2005
	80,170	$9.70	November 2005
	47,250	$13.90	December 2005
	217,500	$13.55	June 2006
	114,917	$7.50	October 2006
	116,000	$14.44	February 2006

The Shareholders will be asked at the Meeting to approve an amendment to provide a thirty-day period in which an optionee may exercise his or her option following the date they cease to be eligible under the Stock Option Plan.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

Under the terms of the employment contract with the Corporation, Mr. Minty is paid a base salary of $275,000 per annum. In the event that there is a change of control of the Corporation and Mr. Minty's employment is terminated, Mr. Minty will receive one year's salary and benefits.

Mr. Nikolakakis is paid a base salary of $120,000 per annum and is eligible for a bonus to be awarded at the discretion of the board of directors. In the event that there is a change of control of the Corporation and Mr. Nikolakakis's employment is terminated, he will receive one year's salary and benefits.

COMPOSITION OF THE COMPENSATION COMMITTEE

The Compensation Committee has three members, Messrs. Amsden, Berlin and Ranta, all of whom are non-executive directors. Mr. Berlin is a related director. Mr. Amsden is the Chairman of the Committee.

REPORT ON EXECUTIVE COMPENSATION

The primary focus of the compensation strategy of the Corporation is to provide a comprehensive executive compensation package designed to attract and retain senior managers and professionals during this recent period of growth, and at the same time taking into consideration the overall strategies and objectives of the Corporation. The compensation strategy also recognizes the importance of balancing the financial interests and objectives of the senior management team with the financial interests and objectives of the Shareholders.

It is one of the aims of the compensation strategy to ensure that executives of the Corporation are paid reasonably and consistent with the level of responsibility and authority which they assume and taking into account the role they play in advancing the strategic objectives of the Corporation.

It is the role of the Compensation Committee to undertake periodic, independent reviews of market conditions to ensure that the executive officers of the Corporation are paid competitively relative to other comparable participants in the industry. When deemed necessary, the Compensation Committee may call upon outside resources to assist with these reviews and to ensure that the comprehensive packages available to executives are sufficient without being overly so, to retain the existing compliment of executives and recruit others into this group as an integral part of facilitating and sustaining the recent growth experienced by the Corporation.

The basic elements of the compensation strategy are, base salary, annual incentives and long-term incentives.

1. Base Salary. On an individual basis, base salaries are reviewed for each executive officer, including the CEO, and where it is deemed necessary, changes are made. In order to ensure that base salaries paid are competitive relative to other similar positions within the mining industry in Canada, surveys of such salaries are examined. Other considerations taken into account when examining base salaries include years of experience, the potential contribution which the individual can make to the success of the Corporation, and the level of responsibility and authority inherent in the job and the importance of maintaining internal equity within the organization.
2. Annual Incentives. The Compensation Committee may recommend bonuses be paid to the CEO and other executives when their performance warrants additional consideration. The CEO is eligible for a bonus package if certain performance criteria is satisfied . In 2001 the CEO was eligible to receive a bonus of up to 70% of his base salary, at the discretion of the Board of Directors, upon successful completion of certain performance tests, including: (a) complete expansion project on schedule and within budget; (b) achieve annual budget for the operations; (c) exploration program to increase mineral resource by a specified percentage; and (d) maintain excellent safety performance. On an annual basis each of the other executive officers of the Corporation has the opportunity to earn additional bonuses based on personal and corporate performance during the review period. Other than a bonus paid to senior managers, including Mr. Thompson, based on individual and team criteria, no bonuses were paid to executive officers.

3. Long-term Incentives. Options to purchase Common Shares and share purchase plans encourage executive officers to own and hold Common Shares and are another method of linking the performance of the Corporation and the appreciation of share value to the compensation of the executive officer. When determining the number of options granted to an executive officer, items such as the relative position of the individual officer, the contribution made by that officer during the review period, the number of options granted previously and the like will be taken into consideration. Executive officers who are employees may contribute to the RRSP Plan. The Corporation makes matching contributions on behalf of the employee in Common Shares issued from treasury.

William M. Mercer Ltd. ("Mercer") was retained by the board of directors in 2001 to provide an assessment of current compensation levels for senior management positions, as well as compensation for directors, and to review the administration of the Stock Option Plan. The report prepared by Mercer is now being used as a guideline in setting compensation for Management and directors.

The foregoing report has been provided by the Compensation Committee.

Michael P. Amsden (Chairman)
Steven R. Berlin
Walter R. Ranta

PERFORMANCE GRAPH

The following graph shows the yearly percentage change in the cumulative shareholder return on the Corporation's Common Shares compared to the cumulative total return of The Toronto Stock Exchange 300 Index. The fixed investment as at December 31, 1996 is $100. The Corporation's share price at the close of business on December 31, 1996 was $5.10.


Shareholder Return Performance Graph
300
250
200
150
100
50
0
1996 1997 1998 1999 2000 2001
NAP
TSE 300

	1996	1997	1998	1999	2000	2001
NAP	100	35	22	138	268	185
TSE 300	100	115	113	149	160	139

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Since the beginning of the Corporation's last completed financial year, no director or officer, nor any of their respective associates, has been indebted, or is presently indebted to the Corporation or its subsidiaries except as follows:

Name and Principal Position	Involvement of Issuer	Largest Amount Outstanding during Financial Year Ended Dec. 31, 2001	Amount Outstanding as of April 1, 2002
Keith C. Minty President & CEO	Housing Loan(1)	$46,532	$46,532

(1) The loan was made by the Corporation to Mr. Minty in connection with his relocation from Vancouver to Thunder Bay and is non-interest bearing. The loan is repayable in 2003 or upon resale of the house.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation maintains a Directors' and Officers' liability insurance policy for a maximum amount of US$25 million for which the Corporation pays an annual premium of US$110,145. In accordance with the provisions of the *Canada Business Corporations Act*, the Corporation's by-laws provide that the Corporation will indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if (a) he or she acted honestly and in good faith with a view to the best interests of the Corporation; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. The policy provides that the Corporation will indemnify the directors and officers to the full extent permitted by law. Upon such indemnification the Corporation may recover against the policy subject to a deductible of US$100,000.

COMPENSATION OF DIRECTORS

The Directors receive remuneration for attendance at Board of Directors Meetings and Committee Meetings. Directors are also reimbursed for all expenditures incurred while in attendance. In 2001 the Corporation paid Directors an aggregate of $121,500 for annual retainers and attendance at meetings of the Board of Directors and Committees.

The Directors received an annual retainer in 2001 of $10,000 per year and fees for attendance at Board of Directors Meetings and Committee Meetings of $1,000 per meeting attended in person and $500 per meeting attended by conference call.

Mr. Berlin, KFOC's representative on the Board of Directors, has declined payment of directors' fees.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

The following describes the interests of insiders in certain material transactions from January 1, 2001 to the date hereof.

On December 13, 2001, the Corporation entered into a US$20 million non-revolving credit facility with KFOC. The loan is being used to finance working capital requirements. The loan bears interest based upon the 30-day LIBOR plus 2.25%. The final maturity date of the loan is May 31, 2005. Amounts not drawn under the loan are subject to a standby fee payable quarterly at 0.125% per annum. The Corporation paid on closing, a commitment fee US$150,000 or 0.75% of the total commitment. In connection with the loan the Corporation granted a security interest in all of the assets of Corporation; the security interest is subordinated to the senior lenders of the Corporation. As at December 31, 2001 the outstanding loan was US$5 million.

The Corporation engaged Mr. Fox in November 1999 to provide services in connection with palladium end-user supply contracts, project capital financing, smelting and refining agreements, metals price forecasting and marketing other metals. The agreement was negotiated at arms-length. The compensation received by Mr. Fox from the Corporation under the agreement is considered material to Mr. Fox and to the Corporation and therefore Mr. Fox is considered a related director. During 2001 Mr. Fox received $199,000 for services provided to the Corporation.

INTERESTS OF DIRECTORS IN COMPETING BUSINESSES

There are potential conflicts to which the directors of the Corporation may be subject in connection with the business and operations of the Corporation. The individuals concerned shall be governed in any conflicts or potential conflicts by applicable law.

As of the date hereof, the following directors of the Corporation hold positions with other companies that explore for or produce platinum group metals or have other business interests which may potentially conflict with the interests of the Corporation.

Dr. Sutcliffe is the President and Chief Executive Officer of Ursa Major Minerals Incorporated ("Ursa Major") and Patricia Mining Corp. ("Patricia Mining"). Ursa Major has active base and precious metal exploration projects in Wyoming, U.S.A. and the Sudbury area of Ontario, Canada. Patricia Mining has active gold exploration and mining interests in the Wawa area of Ontario, Canada. Patricia Mining retained a 2% net smelter return royalty on six mining claims acquired by the Corporation from Patricia Mining.

Mr. Fox is a director of SouthernEra Resources Ltd. ("SouthernEra"), a company listed on The Toronto Stock Exchange and Messina Limited, a South African company listed on the Johannesburg Stock Exchange. SouthernEra owns a 70.4% interest in Messina Limited which in turn owns 100% of Messina Platinum Mines Limited, a platinum group metals producer in South Africa. SouthernEra's reported production is from the Messina mine in South Africa.

The information provided in this section has been furnished by the respective directors individually.

CORPORATE GOVERNANCE

The Toronto Stock Exchange (the "Exchange") has implemented guidelines (the "Guidelines") for annual disclosure of the corporate governance practices by corporations having securities listed on the Exchange. The Board of Directors of the Corporation (the "Board") believes that corporate governance practices are essential to the well-being of the Corporation and its Shareholders, and these practices should be reviewed regularly to ensure that they are appropriate.

The Guidelines define an unrelated director as a director who is independent of management and free from any interests and any business or relationship (other than those arising from shareholding) that could, or could be perceived to, interfere materially with the director's ability to act in the company's best interests. Directors who represent major shareholders are not considered to be related directors. The report further defines a significant shareholder as a Shareholder who has the right to vote the majority of the outstanding voting rights for the election of directors.

The following disclosure sets out the Corporation's approach to corporate governance during the year ended December 31, 2001.

Mandate of the Board of Directors

The Board's mandate is to supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation. In fulfilling its mandate, the Board among other matters is responsible for reviewing the Corporation's overall business strategies and its annual business plan; identifying principal risks and implementation of systems to manage those risks; assessing management's performance against approved business plans and industry standards; appointing senior management and reviewing succession planning; the development of the communication policy for the Corporation's shareholders; and the integrity of internal control and management information systems.

The frequency of meetings and the nature of the agenda items may change from year to year, depending on the activities of the Corporation. However, board meetings are held at least quarterly, and at each meeting there is a review of the business of the Corporation. In 2001 the Board met 7 times.

Composition of the Board

The Board is comprised of seven members. There are currently four "unrelated directors", Messrs. Amsden, Laird, Ranta and Sutcliffe and three directors, Messrs. Berlin, Fox and Minty are "related directors" within the meaning of the Guidelines. Mr. Minty is also an inside director in that he is an officer and employee of the Corporation. The directors believe that representation on the Board by the CEO is important to the stewardship of the affairs of the Corporation.

KFOC is considered a significant shareholder under the Guidelines. Mr. Berlin's nomination for re-election in 2001 was supported by KFOC.

Board Committees

The Board has an Audit Committee, a Compensation Committee, a Nominating Committee and a Corporate Governance Committee.

From time to time, ad hoc committees of the Board are formed as necessary to deal with specialized requirements of the Corporation. At this time there is a Technical Committee and a Hedging Committee.

Audit Committee

The Audit Committee meets with the Corporation's auditors as necessary and before submission of audited annual financial statements to the Board. The Committee is responsible for assessing the performance of the Corporation's auditors and for reviewing the Corporation's financial reporting and internal controls. The Audit Committee has adopted a charter, which has been ratified by the Board, which provides specific roles and responsibilities to the members of the Committee.

The Committee consists of Messrs. Amsden, Berlin and Ranta, and Mr. Berlin is the Chairman of the Committee. All of the Committee members are outside directors and Messrs. Amsden and Ranta are also unrelated directors. Mr. Berlin, a related director, is a chartered public accountant and has considerable experience in corporate finance. The board considers Mr. Berlin's appointment to the Audit Committee to be in the best interests of the Corporation because of his qualifications and experience.

Compensation Committee

This Committee consists of Messrs. Amsden, Berlin and Ranta, all of whom are outside directors. Messrs. Amsden and Ranta are also unrelated directors. Mr. Amsden is the Chairman of the Committee. The Committee was responsible for reviewing the performance of the Corporation's executive officers and its senior management and employees and the performance of the Corporation and for fixing the compensation packages for the Corporation's executive officers and senior management and employees. The Committee also oversaw the granting of stock options to executive officers, senior management and employees of the Corporation and authorizes contributions pursuant to the 1995 Group RRSP Share Issuance Plan.

The Board as a whole is responsible for approving the corporate objectives which the CEO is responsible for meeting.

Nominating Committee

The Committee consists of Messrs. Amsden, Laird and Minty, two of whom are outside, unrelated directors. The Committee was responsible for assessing the size, composition and dynamics of the Board and reporting to the Board with respect to appropriate candidates for nomination to the Board, if considered necessary.

The Nomination Committee will provide an orientation and education program for new directors. The Committee will ensure that new members are provided with the necessary information about the Corporation, its business and the factors which affect its performance and review and monitor the orientation of new board members.

The Nominating Committee's mandate would include the assessment of individual directors' performance but there is no policy in place for conducting such reviews on a periodic and formal basis.

Corporate Governance Committee

Messrs. Berlin, Fox and Laird are the members of the Committee, all of whom are outside directors. Mr. Laird, an unrelated director, is Chairman of the Committee. The Committee's mandate includes: (i) the formulation of formal guidelines on corporate governance to provide appropriate guidance to the board of directors as to their duties; (ii) to ensure that such guidelines, once adopted by the board of directors, are implemented and the directors and the board as a whole complies with such guidelines; (iii) to review such guidelines annually and to recommend changes when necessary or appropriate.

Board Performance

In 2002 the Board adopted a formal assessment of its performance as a whole. Each director completed and submitted a written questionnaire to the Corporate Governance Committee which will summarize the responses and report the results to the Board.

There is no current formal mechanism for assessing the effectiveness of the committees of the Board or the contribution of individual directors, other than the normal annual review by the Shareholders. If the need should arise, the assessment of the committees and the individual directors would fall within the mandates of the Corporate Governance Committee and the Nominating Committee, respectively and the Board, as a whole would discuss such committees' recommendations.

Board Independence

The Board believes it is independent of Management. The Chairman of the Board is not the CEO of the Corporation and the members of the Board meet regularly without Management present.

The Board has not implemented a system which enables a director to engage an outside adviser at the expense of the Corporation in appropriate circumstances. However, if a director did require the services of such an adviser, the request would be considered by the full Board.

Shareholder Feedback

The Corporation, through its appropriate officers, receives shareholder feedback and deals with shareholder concerns to the best of the abilities of such officers and as warranted. Material shareholder concerns are to be communicated to the Board.

Decision Making

The Board has no formal policy regarding special matters that require Board approval, however, Management clearly understands that all decisions which could have a material or significant effect on the Corporation's business, activities, performance and results, whether legally requiring Board approval or not, are made by the Board.

Matters which may be said to be of a purely operational nature are routinely addressed by Management in conjunction with, and subject to submission to the Board for approval in due course, if they will impact materially on corporate performance.

The Board believes that it has been kept well informed by Management, which allowed the Board to be effective in managing the business of the Corporation.

Expectations of Management

The Board requires Management to provide the Board with complete and accurate information regarding its activities. The Board believes that Management has provided such information through monthly reports on operations and information provided for each of the Board of Directors and Committee meetings.

APPOINTMENT AND REMUNERATION OF AUDITORS (Item No. 3 of the Notice)

Ernst & Young LLP, Chartered Accountants have been the auditors of the Corporation since April 19, 1995. The fees payable to Ernst & Young for the 2001 audit are approximately $182,120 and Ernst & Young also received $30,925 for other services provided to the Corporation in 2001. Representatives of Ernst & Young will be present at the Meeting and will be available to respond to appropriate questions.

It is intended that the Common Shares represented by proxies solicited hereby, unless otherwise indicated, will be voted in favour of the appointment of Ernst & Young LLP, Chartered Accountants as auditors of the Corporation and to authorize the Board of Directors to fix their remuneration.

AMENDMENT TO THE STOCK OPTION PLAN (Item No. 4 of the Notice)

Provision of Exercise Period

The Stock Option Plan provides that an option and all rights to purchase Common Shares pursuant to such option expire and terminate immediately upon the optionee ceasing to be an eligible person under the Stock Option Plan, other than by reason of retirement, disability or death. An eligible person is any director, officer, employee, service provider or insider (as such term is defined by the *Securities Act* (Ontario)) of the Corporation or any of its subsidiaries. The Compensation Committee has the discretion to extend the expiry date of an option however, it is proposed that an employee have thirty days to exercise an option following the date he or she receives notice of dismissal and a director have thirty days to exercise an option following the date he or she ceases to be a director.

Shareholders will be asked to consider and if thought fit, approve a resolution authorizing the following amendment to the Stock Option Plan:

BE IT RESOLVED THAT:

1. Section 6.1 of the Stock Option Plan is deleted in its entirety and replaced with the following:

"Section 6.1(i) Subject to Section 6.2 and 6.3 hereof and to any express resolution passed by the [Compensation] Committee at any time, with respect to an Option granted before April 10, 2002, an Option and all rights to purchase Shares pursuant thereto shall expire and terminate immediately upon the Optionee who holds such Option ceasing to be an Eligible Person.

Section 6.1(ii) Subject to Sections 6.2 and 6.3 hereof and to any express resolution passed by the [Compensation] Committee at any time, with respect to an Option granted on or after April 10, 2002, in the event that the Optionee ceases to be an Eligible Person, an Option held by such Optionee shall forthwith cease and terminate and shall be of no further force and effect whatsoever as to such of the Shares in respect of which such Option has not previously been exercised, provided that:

a) where the Optionee is an employee who has been dismissed by the Corporation, for reasons other than cause, the Optionee shall have 30 days from the date notice of dismissal (the "Notice Date") is given in which to exercise the Option (including an Option held by a related Employee Corporation) in respect of the Shares available to be purchased as of the Notice Date; and

b) where the Optionee is a director of the Corporation who ceases to be a director, for reasons other than death, removal or disqualification, the Optionee shall have 30 days from the date the Optionee ceased to be a director in which to exercise the Option (including an Option held by a related Employee Corporation) in respect of the Shares available to be purchased as of the date the Optionee ceases to be a director.

Notwithstanding the foregoing, the original term of the Option shall not be extended unless otherwise provided for herein."

2. The form of the Stock Option Agreement shall be amended to give effect to the foregoing resolution.

In order to be effective, such resolution must be approved by a majority of the votes cast at the Meeting.

Approval of the resolutions will require a majority of the votes cast thereon at the Meeting. The persons named in the enclosed proxy form intend to vote FOR the approval of the amendments of the stock option plan unless the proxy directs otherwise.

AMENDMENT TO THE GENERAL BY-LAW (Item No. 5 of the Notice)

In November 2001, amendments to the *Canada Business Corporations Act* came into force which reduced the number of resident Canadian directors required to be on the board of directors from a majority to at least 25% percent and eliminated the requirement to have a majority of resident Canadians appointed to a committee of directors. The Board seeks out and attracts qualified candidates for nomination to the board of directors. The proposed amendments will provide the Board with the opportunity to consider to the best candidates from Canada, the United States of America and other countries without the constraints of residency requirements set out in the current General By-law of the Corporation.

Shareholders will be asked to consider and if thought fit, approve a resolution authorizing the following amendments to the General By-law:

BE IT RESOLVED THAT:

1. Section 3 of the General By-law is deleted in its entirety and replaced with the following:

"3. Number. Subject to any unanimous shareholder agreement, the business and affairs of the Corporation shall be managed by a board of directors consisting of the number of directors set out in the articles of the Corporation or, where a minimum and maximum number is provided for in the articles, such number of directors as shall be determined by the board of directors from time to time. The directors of the Corporation may increase the number of directors, by a number not to exceed one-third of the directors elected at the previous annual shareholder meeting and the directors may appoint persons to fill such positions. At least 25% of the directors shall be resident Canadians, provided however, if the Corporation has less than four directors at least one director shall be a resident Canadian. If any of the issued securities of the Corporation are or were a part of a distribution to the public, at least two of the directors shall not be officers or employees of the Corporation or any affiliate of the Corporation."

2. Section 7 of the General By-law titled "Committee of Directors", is amended by deleting the sentence "A majority of the directors of any such committee must be resident Canadians".

Approval of the resolutions will require a majority of the votes cast thereon at the Meeting. The persons named in the enclosed proxy form intend to vote FOR the approval of the amendments of the general by-law unless the proxy directs otherwise.

DIRECTORS' APPROVAL

The contents of this Circular and the sending thereof to Shareholders of the Corporation have been approved by the Board of Directors.

DATED at Toronto, Ontario this 18th day of April, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

"Michael P. Amsden" (signed)

Michael P. Amsden
Chairman

EXHIBIT 3

NORTH AMERICAN PALLADIUM LTD.

FORM OF PROXY SOLICITED BY THE MANAGEMENT FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD JUNE 6, 2002

The undersigned shareholder(s) of North American Palladium Ltd. hereby appoint(s) Michael P. Amsden, the Chairman of the Board of Directors of the Corporation, or failing him Mr. Keith C. Minty, President and Chief Executive Officer, or in lieu of the foregoing ______________________________ as the proxy of the undersigned to attend, act for and on behalf of and vote for the undersigned at the Annual and Special Meeting of the Shareholders of the Corporation ("the Meeting") to be held on June 6, 2002, and at any adjournment or adjournments thereof to the same extent and with the same power as if the undersigned was present at the said meeting or any adjournment thereof and, without limiting the generality of the power hereby conferred, the person designated above is directed to:

(a) VOTE FOR ( ) WITHHOLD FROM VOTING ( ) in respect of the election of directors;

(b) VOTE FOR ( ) WITHHOLD FROM VOTING ( ) in respect of the appointment of auditors and authorizing the directors to fix their remuneration;

(c) VOTE FOR ( ) AGAINST ( ) in respect of the ordinary resolution authorizing the Corporation to amend the Stock Option Plan;

(d) VOTE FOR ( ) AGAINST ( ) in respect of the ordinary resolution confirming the amendments the General By-law of the Corporation;

(e) To vote at the discretion of the proxy nominee on any amendments or variations to the foregoing and on any other matters which may properly come before the meeting or any postponement or adjournment thereof.

hereby revoking any proxy previously given.

This form of proxy confers discretionary authority upon the person named herein with respect to amendments or variations of the matters identified in the Notice of the Meeting and with respect to other matters, if any, which may properly come before the Meeting or any adjournment thereof. If any other matters which are not now known to management or directors of the Corporation should properly be brought before the Meeting or any adjournment thereof, this proxy will be voted on such matters in accordance with the judgment of the person named as proxy herein.

The solicitation of proxies is being made by and on behalf of management and the directors of the Corporation. A shareholder of the Corporation has the right to appoint a person (who need not be a shareholder) other than the persons specified in this form of proxy to attend and act for and on behalf of such shareholder at the Meeting. Such right may be exercised by either striking out the names of the persons specified in this form of proxy and inserting in the blank space provided the name of the person to be appointed, or by completing another proper form of proxy and, in either case, delivering the completed and executed proxy in the manner described in the Notice of the Meeting.

See Reverse

DATED the _______ day of _______________, 2001.

____
Signature of Shareholder

____
Name(s) of Shareholder(s)
(Please print)

____
Number of Shares Represented by this Proxy

Notes:

1. This form of proxy must be executed by the shareholder or by his, her or its attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof properly authorized, and deposited either at the executive office of the Corporation, Suite 2116, 130 Adelaide Street West, Toronto, Ontario M5H 3P5, or at Computershare Trust Company of Canada, 11th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, prior to 5:00 p.m., Toronto time, on the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law.

2. The person named in this form of proxy will vote the common shares of the Corporation in respect of which he or she is appointed proxy on any ballot that may be conducted at the Meeting in accordance with the instructions hereon. **In the absence of instructions, such common shares will be voted for such matters and in respect of any other matter in accordance with the judgment of the person named as proxy herein.**

3. This form of proxy ceases to be valid one year from its date.

4. Please date this form of proxy. If not dated, the proxy shall be deemed to be dated on the day on which it is mailed.

5. If your address as shown is incorrect, please give your correct address when returning this proxy.

Return all forms of proxy to:
Computershare Trust Company of Canada
100 University Avenue, 11th Floor
Toronto, Ontario M5J 2YI
Attention: Stock and Bond Transfer Department

EXHIBIT 4

Computershare

Investor Services
Computershare Trust Company of Canada
100 University Avenue
Toronto, Ontario
M5J 2Y1
Telephone 416-981-9500 **Canada**
Facsimile 416-981-9800 Australia
www.computershare.com Channel Islands
Hong Kong
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

May 6, 2002

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Québec
Saskatchewan Securities Commission
The Toronto Stock Exchange

Dear Sirs:

Subject: **North American Palladium Ltd.**

We confirm that the following English material was sent by prepaid mail on May 3, 2002, to the registered shareholders of Common Shares of the subject Corporation:

1. Notice of Annual and Special Meeting of Shareholders/Management Information Circular
2. Proxy
3. Annual Report 2001 including Audited Annual Financial Statements
4. National Policy 41 Supplemental Mail List Form
5. Return Envelope

We further confirm that copies of the above mentioned material, were sent by courier on May 3, 2002, to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Policy Statement No. 41 regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

Signed
Brian Robinson
Assistant Account Manager
Stock Transfer Services
(416) 263-9421